UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____6______)*

Pennsylvania Commerce Bancorp, Inc.
(Name of Issuer)

Voting Common Stock
(Title of Class of Securities)

708677 109
(CUSIP Number)

12/31/2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ........708677 109...............................

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
..........Commerce Bancorp, Inc. (22-2433468)...................................................................................

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	...................N/A..................................................................................................................................
	(b)	............................................................................................................................................................

3.	SEC Use Only ............................................................................................................................................

4.	Citizenship or Place of Organization .................United States..................................................................

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power ............666,800 (1)...................................................................................

		6.	Shared Voting Power .......0..................................................................................

		7.	Sole Dispositive Power..........666,800 (1).................................................................................

		8.	Shared Dispositive Power ......................................................................................

(1) Does not include 287,332 shares (adjusted for stock splits and dividends) of the Issuer’s Common Stock, which Commerce Bancorp, Inc is entitled to purchase in the event of a “change in control” (as defined in the warrant agreement) of the issuer. Such warrants are fully transferable and expire on October 7, 2008.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person.......666,800....................................

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)..........N/A.......................

11.	Percent of Class Represented by Amount in Row (9) ........11.09%.....................................................

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a) Name of Issuer - Pennsylvania Commerce Bancorp, Inc.
(b) Address of Issuer's Principal Executive Offices - 100 Senate Avenue, Camp Hill, PA 17011
Item 2.
(a) Name of Person Filing - Commerce Bancorp, Inc.
(b) Address of Principal Business Office or, if none, Residence - 1701 Route 70 East, Cherry Hill, NJ 08034-5000
(c) Citizenship - United States
(d) Title of Class of Securities - Common Stock $1.00 par value
(e) CUSIP Number - 708677 109
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: - N/A
Item 4.	Ownership. - See Numbers 5, 6, 7, 8, 9 and 11 above
Item 5.	Ownership of Five Percent or Less of a Class - N/A
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. - N/A
Item 7.	Identification and Classification of the Subsidiary, Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. - N/A
Item 8.	Identification and Classification of Members of the Group - N/A
Item 9.	Notice of Dissolution of Group - N/A
Item 10.	Certification - N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/14/06 Date /s/ Douglas J. Pauls Signature Senior Vice President and Chief Financial Officer Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.